# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALKAMI TECHNOLOGY, INC., CIK 0001529274
CUSIP: 01644J108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 5601 Granite Parkway, Suite 120, Plano, Texas (TX), 75204
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000947871-22-000155
Filed by CIK 0001490248

## Reporting persons
- Brian R. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 541,310; shared voting power 14,218,240; sole dispositive power 541,310; shared dispositive power 14,218,240; aggregate amount beneficially owned 14,759,550 (14.69% of the class)
  Comment: [1] For purposes of calculating beneficial ownership in this statement on this Schedule 13G/A as of December 31, 2024, the total number of shares of Common Stock outstanding is 100,496,654 as of September 30, 2024, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on October 31, 2024 with the Securities and Exchange Commission. The percentage provided represents the number of shares of Common Stock beneficially owned by the applicable Reporting Person divided by the number of shares of Common Stock outstanding as reported by the Issuer.
- S3 Ventures Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,218,240; sole dispositive power 0; shared dispositive power 14,218,240; aggregate amount beneficially owned 14,218,240 (14.15% of the class)
- S3 Ventures Fund GPLP III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,218,240; sole dispositive power 0; shared dispositive power 14,218,240; aggregate amount beneficially owned 14,218,240 (14.15% of the class)
- S3 Ventures III, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,218,240; sole dispositive power 0; shared dispositive power 14,218,240; aggregate amount beneficially owned 14,218,240 (14.15% of the class)

## Item 1. Issuer
Name of issuer: ALKAMI TECHNOLOGY, INC.
Address of issuer's principal executive offices: 5601 Granite Parkway, Suite 120, Plano, Texas, 75204

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G/A is filed by Brian R. Smith, S3 Ventures Fund III, L.P. ("S3 Fund III"), S3 Ventures GPLP III, L.P. ("S3 GPLP III") and S3 Ventures III, L.L.C. ("S3 III LLC" and, collectively with Brian R. Smith, S3 Fund III, S3 GPLP III, the "Reporting Persons"). S3 GPLP III is the general partner of S3 Fund III. S3 III LLC is the General Partner of S3 GPLP III. Brian R. Smith is the Managing Director of S3 III LLC. Each of S3 GPLP III, S3 III LLC and Mr. Smith may be deemed to have beneficial ownership of the shares held by S3 Fund III.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 6300 Bridge Point Pkwy Building 1, Suite 405, Austin, TX 78730.
Citizenship: Please refer to Item 4 on each cover sheet for each filing person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For purposes of calculating beneficial ownership in this statement on this Schedule 13G/A, the total number of shares of Common Stock outstanding is 100,496,654 as of September 30, 2024, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on October 31, 2024 with the Securities and Exchange Commission.

As of December 31, 2024:

Please refer to Item 9 on each cover sheet for each filing person.
Percent of class: Please refer to Item 11 on each cover sheet for each filing person.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: Please refer to Item 5 on each cover sheet for each filing person.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: Please refer to Item 6 on each cover sheet for each filing person.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: Please refer to Item 7 on each cover sheet for each filing person.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: Please refer to Item 8 on each cover sheet for each filing person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated as of February 9, 2022, by and among S3 Ventures Fund III, L.P., S3 Ventures GPLP III, L.P., S3 Ventures III, L.L.C., and Brian R. Smith (incorporated by reference herein from Exhibit 99.1 to the Schedule G filed with the SEC by the Reporting Persons with respect to the Issuer on February 9, 2022).

## Signatures
- Brian R. Smith: /s/ Brian R. Smith, Brian R. Smith (02/06/2025)
- S3 Ventures Fund III, L.P.: S3 Ventures GPLP III, L.P., its General Partner (02/06/2025)
- S3 Ventures Fund III, L.P.: S3 Ventures III, L.L.C., its Manager (02/06/2025)
- S3 Ventures Fund III, L.P.: /s/ Brian R. Smith, Brian R. Smith, Manager (02/05/2025)
- S3 Ventures Fund GPLP III, L.P.: S3 Ventures III, L.L.C, its Manager (02/06/2025)
- S3 Ventures Fund GPLP III, L.P.: /s/ Brian R. Smith, Brian R. Smith, Manager (02/06/2025)
- S3 Ventures III, L.L.C.: /s/ Brian R. Smith, Brian R. Smith, Manager (02/06/2025)